BANC OF CALIFORNIA, INC.
3 MacArthur Place
Santa Ana, California 92707
(855) 361-2262

October 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attention:	James Lopez
Robert Arzonetti
Robert Klein
Cara Lubit

Re:	Banc of California, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-4/A (File No. 333-274245)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-274245) be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York time, on October 20, 2023, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Sven Mickisch of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3554 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

BANC OF CALIFORNIA, INC.

By:	/s/ Jared Wolff
	Name:	Jared Wolff
	Title:	Chairman, President and Chief Executive
Officer

CC:	Ido Dotan, Banc of California, Inc.
Sven Mickisch, Skadden, Arps, Slate, Meagher & Flom LLP
Matthew Nemeroff, Skadden, Arps, Slate, Meagher & Flom LLP